                                                Exhibit 1.01
Whirlpool Corporation
Conflict Minerals Report
For the year ended December 31, 2020
1.Executive Summary

Whirlpool Corporation is committed to complying with federal laws and regulations requiring disclosure of the use of conflict minerals. Since 2013, we have established a formal Program Management Office, organized a cross-functional executive steering committee, proactively administered an internationally recognized due diligence framework, and developed an internal management system to oversee our supply chain due diligence process. We have evaluated our global supply chain and surveyed 100% of our in-scope suppliers to understand potential risks in their supply chains, organized and analyzed their responses and have filed an annual Conflict Minerals Report to share our due diligence process.

While our continued efforts in 2020 have not provided us with enough information to conclusively determine whether our products contain 3TG (as defined below) that directly or indirectly financed or benefited armed groups in the DRC or surrounding countries (the “Covered Countries”), our efforts in 2020 continued to improve overall supply chain transparency and create further awareness within the organization regarding conflict minerals compliance that will allow us to improve due diligence and mitigate risk in 2021 and beyond. Details of the process we have followed and the results to date can be found in this report, and within our Conflict Minerals Policy, both of which are located online at:
http://www.whirlpoolcorp.com/supplier-code-of-conduct/.

2.Introduction

This report has been prepared by Whirlpool pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended. Rule 13p-1 imposes reporting requirements on issuers if their products contain metals derived from minerals defined as “conflict minerals,” which currently include cassiterite (the metal ore from which tin is extracted), columbite-tantalite (the metal ore from which tantalum is extracted), wolframite (the metal ore used to produce tungsten), and gold. These minerals-tin, tantalum, tungsten and gold-are referred to collectively as “3TG” or “3TG minerals”.

2.1 Company Overview

Whirlpool Corporation was incorporated in 1955 under the laws of Delaware and was founded in 1911. Whirlpool’s reportable segments consist of North America, EMEA (Europe, Middle East and Africa), Latin America and Asia. As of December 31, 2020, Whirlpool had approximately 78,000 employees.

Whirlpool markets products in nearly every country around the world under brand names such as Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, Gladiator, JennAir and Indesit. Whirlpool maintains an internet website at http://www.whirlpoolcorp.com.

Whirlpool has adopted a conflict minerals policy related to our sourcing of 3TG. The policy and a copy of this report can be found on our website at http://www.whirlpoolcorp.com/supplier-code-of-conduct/.

As used in this Report, and except where the context otherwise requires, “Whirlpool,” “we,” “us,” and “our” refer to Whirlpool Corporation and its consolidated subsidiaries.

2.2 Products

Whirlpool manufactures and markets a full line of major home appliances and related products. Our principal products are laundry appliances, refrigerators and freezers, cooking appliances, dishwashers, mixers and other small domestic appliances. We also produce garage organization systems and commercial laundry products. We have determined that tin, tantalum, tungsten, and gold are present in many of Whirlpool’s products.

3. Reasonable Country of Origin Inquiry (“RCOI”)

We conducted an inquiry of our suppliers according to steps 1 and 2 of the internationally recognized due diligence framework developed by the Organisation for Economic Cooperation and Development (“OECD”) titled “OECD Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High-Risk Areas.” We used a global risk-based approach to identify direct suppliers providing products to Whirlpool which we considered to be at risk of containing 3TG minerals (“in-scope suppliers”), and therefore subject to RCOI efforts. We require these suppliers to complete the latest version of the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”). All in-scope suppliers were sent a letter, available in multiple languages, which included instructions on how to complete the CMRT. Details regarding Whirlpool’s policy and conflict minerals tools and resources were also provided in the letter to communicate our expectation of suppliers and to improve supplier reporting. The information which we received was entered into an electronic database which facilitates information processing and analysis. We surveyed 782 suppliers for calendar year 2020, compared with 1,057 suppliers for calendar year 2019. The number of suppliers surveyed has steadily declined over the years, based on our ability to better understand which suppliers have 3TG minerals included in their products, and target our RCOI efforts accordingly.

OECD Step 1: Establish Strong Management Systems

Policy

To ensure that our conflict minerals due diligence and management systems address risks associated with 3TG minerals from the Covered Countries, we developed and published a Conflict Minerals Policy Statement (the “Policy Statement”). The Policy Statement is available on Whirlpool’s website at http://www.whirlpoolcorp.com/supplier-code-of-conduct/.

Internal Management Systems

Our internal management systems are led by senior management with the necessary expertise and experience overseeing our supply chain due diligence process.

Whirlpool established a Steering Committee (the “Steering Committee”) comprised of representatives from multiple internal organizations, including procurement, legal, communications, global information systems, internal audit, and accounting. In addition to the Steering Committee we also established a Global Program Management Office (“Global PMO”) to lead the conflict minerals compliance program, including the establishment of processes and procedures to implement the Policy Statement.

System of Controls and Transparency

Whirlpool relies on its first tier suppliers to provide information on the origin of 3TG minerals present in commodities, parts or components included in our products based on the global risk assessment performed. We sent the CMRT to in-scope suppliers to gather information on the chain of custody of the necessary 3TG minerals included in our products. The status of our RCOI and due diligence efforts is reported internally on a regular basis.
Engagement with Suppliers

We have incorporated conflict minerals requirements into our Supplier Code of Conduct. The Supplier Code of Conduct is incorporated by reference into our global contract terms and conditions, which requires our suppliers to provide us with the 3TG information necessary to conduct our due diligence. In addition, we continue to maintain a dedicated email address, conflict_minerals@whirlpool.com, to facilitate supplier communication with us regarding the conflict minerals compliance program.

Grievance Mechanism

Our global code of ethics (last updated February 2019), which we refer to as “Our Integrity Manual”, defines Whirlpool's principles for ethical business conduct, and requires strict adherence to all laws and regulations applicable to our business. As a part of our compliance programs, we have publicly available communication channels for confidential telephone or online reporting of questions regarding our business conduct, including matters relating to conflict minerals and other social responsibility concerns. This reporting mechanism is available at www.whirlpoolintegrityline.com, which also features a dedicated hotline number and email address.

Records Retention

Whirlpool is retaining conflict minerals documentation according to its existing corporate retention policy and procedures.

Industry Participation and Collaboration

With respect to initiatives aimed at improving transparency in the supply chain, we are a member of and support the RMI (member code WHIR). The RMI has developed a program, the Responsible Minerals Assurance Process (“RMAP”), which uses independent third-party audits to identify smelters and refiners that have systems in place to ensure sourcing of conflict-free 3TG minerals. Through our membership, we have access to information regarding smelter and mine locations, smelter validation data, sourcing initiatives, and regulatory developments.

OECD Step 2: Identify and Assess Risks in the Supply Chain

As outlined above, we identified all in-scope suppliers that provide products to Whirlpool that may contain 3TG. All of these suppliers were sent a request to complete and return a CMRT. For non-responsive suppliers we followed-up frequently with reminder communications, and established an internal escalation process to notify the procurement organization of the lack of response of these suppliers. Suppliers who sent responses in a format other than that requested were asked to resubmit their response using the appropriate version of the CMRT.

We reviewed all responses internally against criteria which were developed to determine whether further engagement was necessary. These criteria included, among other things, completeness, data consistency, and the inclusion of a smelter list when warranted. When necessary, we engaged directly with our suppliers to secure revised responses.

The majority of suppliers returning the CMRT to us reported 3TG smelters and refiners at a company level, which does not specify whether the minerals provided by a certain smelter were included in products supplied to Whirlpool. The RCOI did not provide us with sufficient information to determine the source of the 3TG minerals in our products. Therefore, we conducted due diligence on the source and chain of custody of the 3TG minerals identified by our suppliers.

4. Due Diligence

4.1 Due Diligence Design

Whirlpool developed a conflict minerals due diligence framework conforming to the internationally recognized due diligence framework developed by the OECD titled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.”

4.2 Due Diligence Measures Performed

The due diligence measures we performed are presented below in accordance with steps 3 through 5 of the five-step OECD framework.

OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

We designed due diligence guidelines and procedures to be followed if Whirlpool identified risks that a supplier sources 3TG minerals from the Covered Countries. We compared the 3TG smelters identified by our suppliers to the RMI Standard Smelter List. For those smelters that appear on both lists, we were able to determine whether the smelters may have sourced from the Covered Countries and, if so, determine their status using information published on the RMI website.

Some suppliers reported 3TG minerals that may have originated in the Covered Countries, and also reported smelters whose status was not shown as “compliant” on the RMI list. In this case, Whirlpool procedures include follow-up inquiries to those suppliers on whether they 1) provided information on all smelters where 3TG minerals are sourced, 2) performed due diligence procedures for non-certified smelters, and 3) were able to determine if 3TG minerals financed or benefited armed groups. Whirlpool also established an escalation process to notify our procurement organization to engage with suppliers who did not respond to our inquiries.

There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade, or disengage with a supplier.

OECD Step 4. Carry out Independent Third-party Audit of Smelter/Refiner’s Due Diligence Practices

Due to our downstream position in the 3TG supply chain, we do not have direct relationships with any smelters or refiners. We support independent third party audits of 3TG smelters and refiners through our participation and activity in the RMI (member code: WHIR).

OECD Step 5. Report Annually on Our Supply Chain Due Diligence

Whirlpool publicly communicates our conflict minerals policy, due diligence activities and related supplier expectations on our Supplier Code of Conduct website. The website contains our Conflict Minerals Report and is located at http://www.whirlpoolcorp.com/supplier-code-of-conduct/. In addition, this report is filed annually with the U.S. Securities and Exchange Commission.

5. Due Diligence Results

For calendar year 2020, 61% (478 of 782) of our in-scope suppliers surveyed responded with CMRT declarations. The majority of our responding in-scope suppliers provided data at a company or divisional level, or otherwise were unable to fully identify specific entities that had processed the 3TG minerals contained in the products or components supplied to us. As a result, we were unable to definitively determine whether our products contain 3TG minerals that may have directly or indirectly financed or benefited armed groups.

Since we are unable to verify the full source and chain of custody for all of the 3TG in our supply chain, we have elected not to present the smelter and refiner names provided by our supply chain in this report. Of the smelters or refiners reported by our supply chain, 77% were classified as not from conflict affected or covered countries, and had statuses of “compliant” or “active” by the RMAP guidelines. The remaining smelters or refiners had other RMAP classifications.

6. Measures to Improve Due Diligence and Mitigate Risk

We continue to undertake the following actions to improve due diligence and further mitigate the risk that 3TG minerals in our products benefit armed groups:
•Enhance escalation and follow-up procedures to increase the response rate of our suppliers to the CMRT, and to enhance due diligence measures to obtain detailed information from suppliers that responded that they may be sourcing 3TG minerals from the Covered Countries;
•Participate in RMI and other industry groups to support an increase in the number of smelters and refiners participating in the RMAP, and other solutions aimed at improving supply chain transparency;
•Make additional investments in conflict minerals due diligence tools;
•Monitor leading practices of peer companies to enhance our own conflict minerals program;
•Follow processes to identify newly added direct suppliers to Whirlpool and acquired entities and incorporate them into our RCOI efforts;
•Develop further awareness within the organization and supply base regarding conflict minerals compliance through outreach and training;
•Institutionalize our conflict minerals compliance program by improving our standard operating procedures, rolling out the procedure to identified business units, and identifying and prioritizing improvement opportunities; and
•In the event that any of our suppliers are found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.
Since the beginning of 2020, we have continued our progress in line with the actions outlined above. Most notably, we invested in conflict minerals diligence tools by launching our conflict minerals survey through our Global Material Compliance Platform in 2020, enabling us to centralize our material compliance declarations into one database. We also increased the response rate of our in-scope suppliers by 8% in 2020 through enhanced escalation and follow-up procedures. Subsequent to year end, we developed further organizational and supplier awareness by conducting four compliance trainings (inclusive of conflict minerals training) with all of our procurement employees, and sharing details of our conflict minerals compliance program in a global call with our entire supply base.

Whirlpool Additional Information
This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence efforts, development of company processes supporting those efforts and our expectations regarding those company processes. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) regulatory changes and judicial developments relating to conflict minerals disclosure, changes in or developments related to our products or our supply chain, and industry developments relating to supply chain diligence, disclosure and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.